Russell ETF Trust
1301 Second Avenue, 18th Floor
Seattle, WA 98101

March 30, 2011

Via EDGAR

Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Russell ETF Trust (CIK No. 0001476734, File Nos. 333-165882, 811-2401)
        Withdrawal of Registration Statement on Form N-1A

Dear Ms. Browning:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Russell ETF Trust (the “Trust”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Trust’s registration statement on Form N-1A (the “Registration Statement”).

No securities were sold in connection with the Registration Statement.

The Trust requests withdrawal of the Registration Statement because the Trust is being terminated.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at Russell ETF Trust, 1301 Second Avenue, 18th Floor, Seattle, Washington 98101.

Sincerely,

Russell ETF Trust

By:     /s/ Mary Beth Rhoden
           Mary Beth Rhoden, Secretary